Exhibit 1(f)

Compensation Committee Regulations

(English Translation)

Article 1. Purpose

1.	The organization and management of the Compensation Committee established pursuant to Article 4 of the Articles of Incorporation are provided for in these Regulations as well as laws, regulations, the Articles of Incorporation and the directions of the Board of Directors.

2.	The purpose of the Compensation Committee is to decide and make reports and recommendations to the Board of Directors on matters concerning compensation for directors and officers of MUFG, and to discuss and make reports and recommendations to the Board of Directors on compensation for directors and officers of MUFG’s subsidiaries.

Article 2. Amendment and Abolition

The amendment or abolition of these Regulations shall be decided through a resolution by the Compensation Committee.

Article 3. Organization

1.	The Compensation Committee shall be composed of directors consisting of at least two outside directors (see Note) and the President and Group Chief Executive Officer, with the majority of members being outside directors. Members shall be appointed through a resolution by the Board of Directors.

Note: Includes non-executive directors with a high degree of independence; the same applies hereinafter.

2.	The chairman of the committee shall be appointed from among the outside directors through a resolution by the Compensation Committee. The chairman of the committee shall lead the Compensation Committee and ensure the effectiveness of the Compensation Committee while reporting the status of performance of its duties to the Board of Directors.

3.	If deemed necessary, the chairman of the Compensation Committee may request MUFG’s executive officers or other persons who are not the members of the Compensation Committee to attend the meeting of the Compensation Committee and provide reports or explanations.

4.	External experts may be appointed as outside professional committee members to participate in discussions by the committee.

Article 4. Quorum and Requirements for Resolutions

1.	Resolutions of the Compensation Committee shall be adopted with the affirmative vote of a majority of the members present who constitute in number a majority of all the members entitled to vote.

2.	Members with a special interest in a matter to be resolved as set out in the previous paragraph may not participate in the resolution.

Article 5. Meetings

Meetings of the Compensation Committee shall be held at least once a year. In addition, extraordinary meetings may be held at any time the members deem necessary.

Article 6. Convocation

1.	A meeting of the Compensation Committee shall be convened by the chairman of the committee; provided, however, that other members of the committee may also convene a meeting.

2.	Convocation notices shall be issued by the convener to each member of the committee at least three (3) days prior to the date of the meeting of the Compensation Committee in principle; provided, however, that the foregoing shall not apply in cases of emergency. Also, if the unanimous consent of the members of the committee is obtained, a meeting may be held without taking the convocation procedures.

Article 7. Chairman

1.	The Compensation Committee shall be chaired by the chairman.

2.	If the chairman is unable to act as such, one of the other members of the committee shall chair the meeting in accordance with the order predetermined by the Compensation Committee.

Article 8. Matters for Resolution and Discussion

1.	The Compensation Committee shall decide the following matters.

i.	Policy regarding decisions on compensation for individual directors, executive officers and corporate officers (hereinafter referred to as “Directors and Officers”) of MUFG.

ii.	Details concerning the establishment, amendment or abolition of systems relating to compensation for MUFG’s Directors and Officers.

iii.	Details of compensation for individual directors and executive officers in accordance with the policy described in Item i. If the individual concurrently serves as a director, officer or employee of any of the subsidiaries of MUFG, the Compensation Committee shall in the same way decide the aggregate amount of compensation for such individual, inclusive of the compensation (standard amount in case of bonuses) to be received as a director, officer or employee of the subsidiary and decided by the subsidiary.

iv.	Establishment, amendment and abolition of other basic policies, rules or details necessary for the execution of duties by the Compensation Committee (excluding matters to be resolved by the Board of Directors).

2.	The Compensation Committee shall discuss the following matters.

i.	Details concerning the establishment, amendment or abolition of systems relating to compensation for the Directors and Officers of MUFG’s subsidiaries.

ii.	Compensation for chairmen, deputy chairmen and presidents of MUFG’s subsidiaries.

iii.	Compensation for locally hired Directors and Officers of MUFG, its subsidiaries and overseas subsidiaries (excluding directors and executive officers of MUFG).

3.	The Compensation Committee, in its decisions described in Paragraph 1, Item iii and its discussion described in Paragraph 2, Item ii, shall decide and discuss the respective matters falling under each of the following categories.

i.	For fixed amounts of monetary compensation: the amount for each individual;

ii.	For unfixed amounts of monetary compensation: specific methods for the calculation of the amount for each individual; and

iii.	For non-monetary compensation: the specific details of the compensation for each individual.

4.	The chairman of the committee or a member designated by the chairman of the committee shall report or make recommendations to the Board of Directors; provided, however, that if there is a difference of opinion among committee members, all such opinions shall be reported.

5.	MUFG’s subsidiaries and overseas subsidiaries stated in Paragraphs 1 and 2 shall be decided through a resolution by the Compensation Committee.

Article 9. Reports to the Compensation Committee

1.	If requested by the Compensation Committee, directors, executive officers, corporate officers and employees of MUFG and its subsidiaries must attend the meetings of the Compensation Committee and provide explanations on matters requested by the Compensation Committee.

2.	The Compensation Committee may ask for reports and opinions from persons other than the committee members, as necessary.

Article 10. Secretariat

The Compensation Committee Secretariat shall be established in the Corporate Administration Division (the Board of Directors Secretariat).

Article 11. Meeting Proceedings and Minutes

1.	Minutes in writing shall be prepared for the proceedings of the Compensation Committee, which shall be signed by, or be affixed with the names and seals of, all committee members present.

2.	The minutes described in the preceding paragraph shall be kept within the Corporate Administration Division (the Board of Directors Secretariat) for ten years from the date of the meeting of the committee.

Supplementary Provisions

These Rules shall be effective from the conclusion of the 10th Ordinary General Meeting of Shareholders to be held on June 25, 2015.

3